UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-06764
Oslo Explorer PLC
Oslo Challenger PLC
Oslo Seismic Services, Inc.
PGS Geophysical AS
(formerly known as PGS Exploration AS)
(Exact names of registrants as specified in their charters)
Strandveien 4
N-1366 Lysaker, Norway
+47 67 52 66 00
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)
8.28% First Preferred Mortgage Notes due 2011
Charter obligations of PGS Geophysical AS under
the charters for the Ramform Explorer and the Ramform Challenger intended to fund certain payments of principal and interest on the 8.28% First Preferred Mortgage Notes due 2011
of Oslo Seismic Services, Inc., as agent on behalf of Oslo Explorer PLC and Oslo Challenger PLC
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Place an X in the appropriate box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: 14

EXPLANATORY NOTE

This Form 15 is being resubmitted as originally filed on July 20, 2007, in order that the report will be filed under the correct submission type 15-15D and will take the place of the submission type 15F-15D filed on July 20, 2007.

     Pursuant to the requirements of the Securities Exchange Act of 1934 Oslo Explorer PLC, Oslo Challenger PLC, Oslo Seismic Services, Inc. and PGS Geophysical AS have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: July 20, 2007	By:	/s/ Rune Olav Pedersen
Rune Olav Pedersen
General Counsel Petroleum Geo-Services ASA

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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